Exhibit 99.1
VIASPACE SUBSIDIARY WINS $750,000 ARMY CONTRACT FOR ROBOTIC DETECTION OF
CHEMICAL WARFARE AGENTS AND EXPLOSIVES
PASADENA, CA, USA.— August 11, 2008—VIASPACE Inc. (OTCBB: VSPC) subsidiary Ionfinity has been awarded a $750,000 Phase II contract for its proposal entitled “Advanced Robotic Detection of Chemical Agents, Toxic Industrial Gases, and Improvised Explosive Devices (IED)s for Force Health Protection” submitted to the Army Small Business Technology Transfer (STTR) Program. This competitively selected two year contract will result in a field demonstration of high sensitivity detection and analysis capability for chemical agents and explosives that threaten US forces. In addition to developing products for the $55 Billion security industry, the new sensor technology is expected to have commercial applications in environmental monitoring, agriculture and medicine.
Ionfinity’s contract is to develop a novel chemical agent sensor through a joint collaboration with NASA’s Jet Propulsion Laboratory, Caltech, General Dynamics, Sionex, and Imaginative Technologies. This chemical sensor system consists of a new and powerful detector called a Differential Mobility Spectrometer, a novel “soft-ionization” method that does not fragment or multiply-ionize sampled species, and a micro-gas chromatograph for confirmation and enhanced detection capability. The goal of the effort is to demonstrate a commercialized prototype of an enhanced version of the General Dynamics JUNOTM system that is inexpensive, compact, totally integrated and very rugged. The new detection and analysis system can be used to identify chemical & bio-warfare agents, industrial toxic gases, and chemical components of Improvised Explosive Devices in air, water or solids. It is designed to be integrated with unmanned ground vehicles for medical force health protection and combat casualty care missions. This device is targeted to detect chemicals at parts per trillion (ppt) to low parts per billion (ppb) levels within 6 seconds.
Ionfinity Chairman, Chief Operating Officer, and Principal Investigator for this effort, James Weiss, reports, “This new sensor will change the paradigm used for future chemical detection and analysis, making it much more convenient, sensitive, selective and timely.”
About VIASPACE: Founded in 1998 with the objective of transforming proven space and defense technologies from NASA and the Department of Defense into hardware and software solutions that solve today’s complex problems, VIASPACE benefits from important patent and software licenses from Caltech, which manages NASA’s Jet Propulsion Laboratory. VIASPACE is located in Pasadena California. For more information, please see www.VIASPACE.com, or contact Dr. Jan Vandersande, Director of Communications at 800-517-8050, or IR@VIASPACE.com.
Press contact: Carl Kukkonen 626-768-3360
This news release includes forward-looking statements. These forward-looking statements relate to future events or our future performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Such factors include the risks outlined in our periodic filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, as well as general economic and business conditions, the ability to acquire and develop specific projects and technologies, the ability to fund operations, changes in consumer and business consumption habits, and other factors over which VIASPACE has little or no control.